Exhibit 2.01

Total payments by payee for the year ended December 31, 2024 (US Dollars (USD) in Millions):

Country	Subnational Governmental Entity / Payee	Taxes [1]	Royalties	Payment Amount
US	Department of Treasury [2]	$319.4	$—	$319.4
US	Bureau of Land Management	—	1.5	1.5
Total US				320.9
CA	Municipality of Guysborough [3]	0.3	—	0.3
Total CA				0.3
Total				$321.2

Total payments to governments by project for the year ended December 31, 2024 (USD in Millions):

Project	Country	Business Segment	Subnational Governmental Entity / Payee	Taxes [1]	Royalties	Payment Amount
Payments not attributable to a project: [4]
Martin Marietta Materials, Inc.	US		Department of Treasury [2]	$319.4	$—	$319.4
Payments attributable to a project:
CA-NS/sand/gravel/stone/Open Pit	CA	East Group	Municipality of Guysborough [3]	0.3	—	0.3
US-WY/sand/gravel/stone/Open Pit	US	West Group	Bureau of Land Management	—	0.9	0.9
US-UT/sand/gravel/stone/Open Pit	US	West Group	Bureau of Land Management	—	0.4	0.4
US-CO/sand/gravel/stone/Open Pit	US	West Group	Bureau of Land Management	—	0.2	0.2
						$321.2

Total payments by payment type for the year ended December 31, 2024 (USD in Millions):

Payment Type	Payment Amount
Taxes [1,2,3]	$319.7
Royalties	1.5
Total	$321.2

1 All income and property tax amounts are presented as gross payments, without reduction for any refunds or interest received.

2 Of the total federal tax payment to the U.S. Department of Treasury, $0.4 million was made by a joint venture, American Stone Company, of which the issuer is the controlling entity.

3 Tax payments to the Canadian government entities were made in Canadian Dollars (CAD) and are reported in USD in the above tables. Payments were converted to USD using the exchange rate as of the fiscal year end. The exchange rate as of December 31, 2024 was $1 USD = $1.4403472 CAD.

4 Where taxes paid to governments cannot be attributable to a project, the applicable entity has been referenced.